UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 6-K
REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13A-16 OR 15D-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of   July, 2013

Commission File Number: 000-51747

VioSolar Inc.
 (Translation of registrant’s name into English)

Kolokotroni 2A, 17563 Paleo Faliro, Athens, Greece
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20F or Form 40F.

Form 20F ☑                                Form 40F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ___________

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ___________

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Act of 1934.   Yes ☐  No ☑

If “Yes” is marked indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):  82-________.

Viosolar, Inc.  (the "Company") today announced via press release that it completed a private placement whereby it raised a total of $80,000 by way of the issuance of 4,000,000 shares of the Company’s Class A common stock (the “Private Placement”).

Further, on July 26, 2013, Mr. Michael Soursos resigned as a director, Treasurer and Secretary of the Company.  Mr. Rick Walchuk, a current director and officer of the Company was concurrently appointed  Treasurer and Secretary.

A copy of the press release disseminated via Marketwire is attached hereto as exhibit 99.1 as well as a copy of the Material Change Report, exhibit 99.2, required to be submitted via SEDAR to the Alberta Securities Commission.

Exhibits	Description
99.1	Press release dated July 26, 2013	Filed herewith
99.2	Material Change report dated July 26, 2013	Filed herewith

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

VIOSOLAR INC.
(REGISTRANT)

Date: July 26, 2013	By:	/s/ Rick Walchuk
Name: Rick Walchuk
Title: President and Chief Executive Officer